As filed with the Securities and Exchange Commission on December 3, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) of the Securities

Exchange Act of 1934

GOLD FIELDS LIMITED

(Name of Subject Company (issuer))

HARMONY GOLD MINING COMPANY LIMITED

(Name of Filing Person (offeror))

Ordinary Shares,

nominal value Rand 0.50 per share

(Title of Class of Securities)

38059R100

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

38059T106

(CUSIP Number of Class of Securities)

Marian van der Walt Suite No. 1 Private Bag X1 Melrose Arch, 2076 South Africa Tel: 011-27-11-684-0140

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven N. Robinson Hogan & Hartson LLP Columbia Square 555 Thirteenth Street, N.W. Washington, DC 20004-1109 (202) 637-5600	Elizabeth L. Katkin John M. Basnage Hogan & Hartson One Angel Court London EC2R 7HJ United Kingdom 011-44-20-7367-0200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S. $4,236,997,567	U.S. $536,827.59

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated based on (1) the purchase of the maximum number of ordinary shares subject to the offer (which is 296,641,776) at a price of R81.55 per ordinary share converted into U.S. dollars at the rate of R5.8110 = U.S. $1.00, the Federal Reserve Bank of New York noon buying rate on November 30, 2004 at an exchange ratio of 1.275 Harmony ordinary shares for each Gold Fields ordinary share and (2) the purchase of the maximum number of American depository shares (which is 23,659,100) at a price of U.S. $14.18, the average of the high and low sales prices of Gold Fields American depository shares reported on the New York Stock Exchange on November 30, 2004 at an exchange ratio of 1.275 Harmony American depositary shares for each Gold Fields depositary share.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. Form F-4 Registration Statement filed on December 3, 2004.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed with the United States Securities and Exchange Commission (“SEC”) by Harmony Gold Mining Company Limited, a corporation organized under the laws of the Republic of South Africa, in connection with Harmony’s offer to acquire (1) 100% of the outstanding ordinary shares, nominal value Rand 0.50 per share, of Gold Fields Limited, a corporation organized under the laws of the Republic of South Africa, not already held by Harmony that are held by holders who are located in the United States and (2) 100% of the outstanding American Depositary Shares of Gold Fields (each an “Gold Fields ADS”, and each Gold Fields ADS representing one Gold Fields ordinary share), not already held by it that are held by holders wherever located. This offer is being made on the terms and subject to the conditions set forth in the preliminary prospectus, dated December 3, 2004 (the “Prospectus”) attached hereto as Exhibit (a)(4) and incorporated herein by reference, and the related ADS Letter of Transmittal and Form of Acceptance attached hereto as Exhibits (a)(1)(i) and (a)(1)(vi), respectively (collectively, the “U.S. Offer”). Concurrently with the U.S. Offer, Harmony is also making, on substantially similar terms and subject to the same conditions, a South African offer (the “South African Offer”) open to all holders of Gold Fields ordinary shares who are located in South Africa and to holders of Gold Fields ordinary shares who are located outside of South Africa and the United States, if, pursuant to local laws and regulations applicable to such holders, they are permitted to participate in the South African Offer. Together, the U.S. Offer and the South African Offer are being made for 100% of the outstanding ordinary shares of Gold Fields, including Gold Fields ordinary shares represented by Gold Fields ADSs, not already held by Harmony.

Items 1 through 11.

As permitted by General Instruction F to Schedule TO, all of the information in the Prospectus, attached hereto as Exhibit (a)(4), and the related ADS Letter of Transmittal and Form of Acceptance, attached hereto as Exhibits (a)(1)(i) and (a)(1)(vi), respectively, and any amendment or supplement thereto related to the U.S. Offer hereafter filed with the SEC by Harmony, is hereby incorporated herein by reference in answer to Items 1 through 11 of this Schedule TO.

Items 12. Exhibits

(a)(1)(i)	ADS Letter of Transmittal (Gold Fields ADSs)

(a)(1)(ii)	Notice of Guaranteed Delivery (Gold Fields ADSs)

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Gold Fields ADSs)

(a)(1)(iv)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Gold Fields ADSs)

(a)(1)(v)	Guidelines for Certification of Taxpayer Indemnification Number on Substitute Form W-9

(a)(1)(vi)	Form of Acceptance (Gold Fields Ordinary Shares)

(a)(1)(vii)	Technical Notice to South African Financial Intermediaries and U.S. Custodians (Gold Fields ordinary shares)

(a)(1)(viii)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Gold Fields ordinary shares)

(a)(2)	None

(a)(3)	None

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(a)(4)	Preliminary prospectus, dated December 3, 2004 (incorporated by reference to the Registration Statement on Form F-4 filed on December 3, 2004)

(a)(5)(i)	Press release announcing the offers for the remaining outstanding ordinary shares and ADSs of Gold Fields dated November 29, 2004 (incorporated herein by reference to the filing made by Harmony pursuant to Rule 425 and on Form 6-K on November 29, 2004)

(a)(5)(ii)	Press release dated November 30, 2004 (incorporated herein by reference to the filing made by Harmony pursuant to Rule 425 and on Form 6-K on November 30, 2004)

(a)(5)(iii)	Press release dated November 30, 2004 (incorporated herein by reference to the filing made by Harmony pursuant to Rule 425 and on Form 6-K on November 30, 2004)

(a)(5)(iv)	Press release dated November 30, 2004 (incorporated herein by reference to the filing made by Harmony pursuant to Rule 425 and on Form 6-K on November 30, 2004)

(a)(5)(v)	Press release dated December 1, 2004 (incorporated herein by reference to the filing made by Harmony pursuant to Rule 425 and on Form 6-K on December 1, 2004)

(a)(5)(vi)	Press release dated December 2, 2004 (incorporated herein by reference to the filing made by Harmony pursuant to Rule 425 and on Form 6-K on December 2, 2004)

(a)(5)(vii)	Press release dated December 2, 2004 (incorporated herein by reference to the filing made by Harmony pursuant to Rule 425 and on Form 6-K on December 2, 2004)

(a)(5)(viii)	Text of newspaper advertisement, dated December 3, 2004, and published in the Wall Street Journal

(b)	None

(c)	None

(d)	Irrevocable undertaking, dated October 16, 2004, by and among Harmony and MMC Norilsk Nickel (incorporated herein by reference to the filing made by Harmony pursuant to Schedule 13D on October 26, 2004)

(e)	None

(f)	None

(g)	None

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

HARMONY GOLD MINING COMPANY LIMITED

By:	/s/ Zacharias Bernardus Swanepoel
Name: Zacharias Bernardus Swanepoel Title: Chief Executive Officer

December 3, 2004

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